FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

As at November 29, 2002

CryptoLogic Inc.

1867 Yonge Street, 7th Floor

Toronto, Ontario, Canada

M4S 1Y5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Form 40-F

 X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

  X

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.

Document

1.

Press Release dated November 27, 2002 “CryptoLogic Welcomes US Leglislation To Regulate Internet Gaming”

2.

Third Quarter 2002 Consolidated Interim Financial Statements For The Three and Nine Months Ended September 30, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

November 29, 2002

CRYPTOLOGIC INC.

By:

______________

James A. Ryan

Chief Financial Officer

DOCUMENT 1

FOR IMMEDIATE RELEASE

ALL DOLLAR AMOUNTS IN US$

Symbol: NASDAQ: CRYP; TSX: CRY

CRYPTOLOGIC WELCOMES US LEGISLATION TO REGULATE INTERNET GAMING

Failure of bill to ban Internet gaming is consistent with global trend toward regulation

November 27, 2002 (Toronto, ON) - CryptoLogic Inc., a leading supplier to the Internet gaming and e-commerce industries, welcomed the first US federal legislation that shares the company's position in favour of the regulation of online gaming. The introduction of the new bill - coupled with the third consecutive failure of a bill designed to prohibit Internet gaming - suggests that the US may join the global trend toward regulating this fast-growing industry for the benefit of both consumers and taxpayers.

"At CryptoLogic, we've always said that licensing and regulation of Internet gaming is the best option for governments, consumers and online businesses," said Lewis Rose, CryptoLogic's interim President and CEO. "Internet gaming is here to stay, and by regulating the industry governments will ensure people can enjoy this form of entertainment safely and responsibly to the same high standards found in the land-based world. That's why CryptoLogic has shifted its focus to Europe - which is embracing regulation - and that's also why we welcome these promising developments in the US."

2002 is ending on a positive legislative note, pointing to growing favour for a regulated Internet gaming market.  Last week, US Representative John Conyers, Jr., D-Mich., introduced legislation to create a commission to make recommendations as to how the federal and state governments might regulate Internet gambling. In addition, like all previous attempts to pass anti-Internet gaming legislation, the most recent bill - H.R. 556 - has failed this year when it did not receive passage from both Houses of Congress before the end of the current legislative session.

CryptoLogic also welcomed a ruling by the US Fifth Circuit Court of Appeals that the current US prohibition legislation - the Federal Wire Act - does not extend to casino-style gaming. This decision, upholding a ruling by a lower court, sets an important precedent for the Internet gaming industry.

Across the Atlantic, the British government intends to overhaul UK gambling laws and take a leading role by creating a strictly regulated and licensed environment for Internet gaming. The UK's landmark announcement demonstrated the value of CryptoLogic's strategy to be a leader in global regulatory compliance, as evidenced by the recent certification of the company's software in the "tier-one" jurisdiction of the Isle of Man.

About CryptoLogic (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100 listing of Canada's fastest growing companies, continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP.  There are currently 12.2 million common shares outstanding.

For more information, please contact:

At CryptoLogic, (416) 545-1455	At Argyle Rowland, (416) 968-7311 (media only)
Nancy Chan-Palmateer, Director of Communications	Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Jim Ryan, Chief Financial Officer	Aline Nalbandian, ext. 226/ line@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

DOCUMENT 2

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS

MANAGEMENT DISCUSSION AND ANALYSIS

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CORPORATE DIRECTORY

COVER:

Third Quarter 2002

Interim Report to Shareholders

Consolidated interim financial statements for the three and nine months ended September 30, 2002

INSIDE FRONT COVER TEXT:

CryptoLogic Inc. is a leading software development company serving the Internet gaming market. The Company's proprietary technologies enable secure, high-speed financial transactions over the Internet.  CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. For more information, visit www.cryptologic.com and www.wagerlogic.com.

All dollar amounts in this report are expressed in United States dollars, unless otherwise indicated.

Statements in this report which are not historical are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance of technological changes, dependence on licensees and key licensees, increased competition and other risks detailed in the Company's filings with securities regulatory authorities. When used herein, the words "may", "would," "could," "will," "intend," "plan," "anticipate," "believe," "seek," "propose," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those projected in the forward-looking statements as intended, planned, anticipated, believed, estimated or expected. CryptoLogic does not intend, and does not assume any obligation, to update these forward-looking statements.

To our shareholders:

During the third quarter, CryptoLogic delivered on our commitments.  CryptoLogic performed well, achieving earnings and cash flow that exceeded management's expectations in what is traditionally the slowest quarter for Internet gaming. The Company continued to demonstrate leadership in regulatory compliance with the certification of our WagerLogic casino software to the Isle of Man's exacting standards. The Company also delivered exciting new products and name-brand customer sites powered by WagerLogic that should have a positive impact on CryptoLogic's international growth in 2003 and beyond.

CryptoLogic achieved significant milestones since the beginning of the third quarter. These include:

  enhancing our competitive advantage by securing software certification from the Isle of Man, a 'Tier-one' regulated jurisdiction the launch of two major Internet casinos using WagerLogic software by brand-name customers, Littlewoods Leisure and The Ritz Club London Online; and

  the release of new products that extend across the gaming spectrum for broader market appeal, including industry-leading Poker software and version 1.1 of Bingo

Solid quarterly performance

CryptoLogic's net income for the third quarter was $1.3 million, or $0.11 per diluted share, exceeding management's expectation of $1.2 million, or $0.08 per diluted share. This compares with net income of $4.4 million, or $0.30 per diluted share, in the third quarter of 2001. The lower year-over-year revenue and net income reflect ongoing industry-wide challenges.

Third quarter revenue totaled $8.0 million. The July to September quarter is traditionally the slowest season for Internet gaming, and revenue for the quarter was in line with management's expectations. Revenue in the third quarter of 2001 was $10.7 million.

Positive operating cash flow totaled $2.2 million during the quarter. This compares with operating cash flow of $2.1 million in the third quarter of 2001. CryptoLogic remains debt free, and has one of the industry's strongest balance sheets, with total cash resources of $41.5 million at September 30, 2002.

Revenue in the nine months ended September 30, 2002 totaled $25.6 million, down from $32.4 million in the first nine months of 2001. In the first nine months of 2002, net income before non-recurring items was $5.5 million, or $0.45 per share ($0.43 per diluted share), compared with net income of $14.4 million, or $1.05 per share ($0.95 per diluted share), in the corresponding period of 2001. Including the one-time $10.5 million special charge taken in the second quarter, net loss for the first nine months of 2002 was $4.3 million, or $0.35 per share ($0.35 per diluted share).

In line with management's commitment to align our interests with shareholders, senior management and directors purchased 30,000 common shares during the quarter. The Company also repurchased 70,000 shares through our Normal Course Issuer Bid during this period.

New brand name customers

CryptoLogic's focus on expanding in Europe is evidenced by the strongest roster of international brand-name customers in the industry, including William Hill, Littlewoods Leisure and the Ritz Club London Online. Both www.littlewoodscasino.com and www.theritzclublondon.com went live in September, and these sites have performed well to date.

Global regulatory commitment

Global regulatory trends continue to favour CryptoLogic's longstanding position that Internet gaming should be regulated to ensure the safe and responsible enjoyment of this form of entertainment.

The UK government has announced its intent to overhaul Britain's gambling laws and take a leading role by creating a strictly regulated and licensed environment for Internet gaming. This landmark announcement endorses CryptoLogic's strategy to be a leader in global regulatory compliance, as evidenced by the recent certification of the Company's software in the Tier-one jurisdiction of the Isle of Man.

Legislation to prohibit Internet gaming in the United States is unlikely to become law this year. All previous attempts to pass anti-Internet gaming legislation in the United States have failed, and the current bill - H.R. 556 - faces significant obstacles to its passage, including the requirement for approval from both the Senate and the President before the end of the current session of Congress.

Subsequent to the quarter-end, U.S. Rep. John Conyers, D-Mich introduced a bill to create a commission aimed at regulating Internet gaming in the United States.   This is the first federal legislation proposing regulation and offers an initial discussion point focused on how the same consumer protections enforced in land-based casinos can be established in a regulated Internet gaming industry.  The Conyers' bill supports CryptoLogic's optimism that the U.S. will ultimately join Europe in seeing the virtues of regulating online gaming to ensure the safe, secure and responsible use of this form of entertainment.

CryptoLogic addresses industry-wide challenges

CryptoLogic is committed to offering players at its licensees' casinos a broad range of payment options. This is especially important in light of the decision by some US-based banks to limit the use of their credit cards for Internet gaming transactions, as well as PayPal's decision to cease processing these transactions from November 24, 2002. In the quarter, CryptoLogic introduced telephone and e-wallet based payment applications with further solutions expected by the end of 2002.  In addition to these near-term projects, the Company is currently evaluating another dozen or more alternatives to give licensees and players the greatest choice of payment options in the industry.

Innovative new products and functionality

WagerLogic continues to develop and launch innovative market-driven products to enable customers to build more profitable casino businesses.

To broaden the appeal of its customers' casinos in international markets, localization initiatives continued with the release of Italian, French and Chinese language versions of WagerLogic casino software during the quarter.

In addition, version 1.1 of Bingo debuted in the third quarter. Enhancements made in version 1.1 include a reduction in the size of the game file, leading to faster download times for players; continuous play and continuous card purchase features to speed up play; an enhanced chat feature; and the ability for customer sites to operate as a standalone hall or as part of a central bingo hall.

After the end of the quarter, WagerLogic further expanded its suite of on-line gaming products with the launch of multi-player Poker. Built around a central poker room concept where all licensee casinos feed into a single poker site, WagerLogic Poker enables players to play in their choice of US dollars, UK pounds sterling or euros, all with the look-and-feel of their favourite trusted casino brand. WagerLogic is the first software developer to enable players to use a single ECash account over its entire suite of products, simplifying payment and withdrawals for the player and site management for the operator.

Looking Ahead

CryptoLogic's performance in the third quarter reflects the back-to-basics approach we promised in the second quarter. Our focus is on the fundamentals:  generating sustainable cash flow and earnings, controlling costs and setting clear measures for performance ... and meeting them. The Company achieved this in the third quarter, and will continue to deliver on our commitments.

We welcome and fully support the recent initiative by Congressman Conyers to turn U.S. attention to a regulated approach and advocating efforts to migrate the same high standards found in the land-based world onto the Internet.  Licensing and regulation will be good for all industry stakeholders from players and casino operators to regulators and governments.

Lewis Rose

Interim President & CEO

November 8, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of CryptoLogic Inc. ("the Company" or "CryptoLogic"), including the notes thereto, for the three and nine month periods ended September 30, 2002 and September 30, 2001, and the audited consolidated statements and the Management's Discussion and Analysis for the year ended December 31, 2001 as set out in the Company's 2001 Annual Report. All currency amounts are in U.S. dollars unless otherwise indicated.

OVERVIEW

CryptoLogic is an Internet software development and licensing company with leading proprietary commerce enabling technology that permits secure, reliable, efficient, and rapid financial transactions over the Internet. To date, it has focused its activities on developing proprietary software technology for the Internet gaming industry. The Company, through its wholly-owned subsidiary WagerLogic Limited ("WagerLogic"), licenses its software products and services to companies ("licensees" or "customers") around the world who hold Internet gaming licenses issued by governments where the licensees are domiciled.

FORWARD LOOKING STATEMENTS

Statements in this report, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

RESULTS OF OPERATIONS

REVENUE

Revenue in the third quarter of 2002 was $8.0 million compared to $10.7 million in the same 2001 period. The typical slow seasonal trend experienced in the online gaming industry during the summer months resulted in a revenue decline in the third quarter from that of the second quarter.

On a year-to-date basis, revenue was $25.6 million down 21%, versus $32.4 million in the first nine months of 2001.  Lower year-over-year revenue reflected the challenges being faced by the entire Internet gaming industry as a result of the decision by certain U.S. banks to limit the use of their credit cards for Internet gaming.

To mitigate the impact of this situation, the Company has enabled licensees to add non-credit card-based payment options for players at their sites. The Company is committed to providing the broadest possible range of payment alternatives to licensees.  Implementation of a number of options is anticipated over the balance of the year. More importantly, the Company will continue to focus on accelerating business expansion in international markets where online gaming is a regulated and accepted form of entertainment.

For the year-to-date, the Company experienced positive momentum towards increasing its international revenue base. Revenue generated by licensees from international players in the first three quarters was approximately 40% versus that of 29% in the same period last year.   Licensee revenues from the United Kingdom and Europe will continue to grow, given the addition of brand name customers such as the Ritz Club and littlewoodscasino.com and the introduction of new localized products to better serve the needs of international players.

NET INCOME

Net income in the third quarter of 2002 was $1.3 million, or $0.11 per share ($0.11 per diluted share), compared with $4.4 million, or $0.33 per share ($0.30 per diluted share) in the third quarter of 2001.

For the nine months ended September 30, 2002, net income before non-recurring items was $5.5 million or $0.45 per share ($0.43 per diluted share), compared with net income of $14.4 million or $1.05 per share ($0.95 per diluted share) in the corresponding 2001 period.  Including the $10.5 million special charge taken in the second quarter, net loss for the first nine months of 2002 was $4.3 million or $0.35 per share ($0.35 per diluted share).   The primary cause for the decline, excluding the impact of the special charge, related to revenue challenges associated with the U.S. credit card situation and the reduction of interest revenue.

The Company's near-term focus will remain squarely on the fundamentals of generating cash as well as the execution of cost control measures initiated in the first quarter.  While profitability will continue, the Company is monitoring costs closely to ensure its expenditures are producing appropriate return.  The Company reduced head count by 16% from its height in the year, completed the consolidation of its customer support organization to the United Kingdom and implemented a head count and capital asset freeze.

The Company is continually evaluating cost savings opportunities.  During the balance of the year, efforts to reduce costs will be offset by higher processing costs incurred as a result of the introduction of new payment options and increased investments in licensee support.

SOFTWARE DEVELOPMENT AND SUPPORT COSTS

Software development and support costs, which include all personnel, licensee support, customer service costs and compliance related expenditures, decreased in the third quarter of 2002 by 8.0% to $4.9 million , versus $5.3 million in the third quarter of 2001. On a year-to-date basis, the decrease was 5.0% to $14.6 million, compared with $15.3 million in the first nine months of the prior year. The decline was due principally to lower marketing costs and the result of cost control initiatives.

Included in the year-to-date costs are the development of bingo and poker software to enter these new gaming verticals, the development of a range of the Company's most popular casino games using Java technology, compliance efforts in the Tier-one regulated jurisdictions of the Isle of Man and Alderney and ongoing enhancement of the Company's core technology.

The Company expenses all software development costs as incurred. Accordingly the first nine months of 2002 saw the Company expense all the development costs associated with projects such as Bingo and Poker with little associated revenue benefit.

GENERAL AND ADMINISTRATIVE COSTS

General and administrative (G&A) expenses were $1.4 million for the third quarter of 2002, a 53% increase from the corresponding quarter in the previous year. For the nine-month period, G&A expenses were $4.4 million, versus $2.7 million in the first nine months of 2001.

The primary factors contributing to the increase related to business development efforts as the Company continued to pursue international licensee opportunities, infrastructure costs associated with the establishment of the Company's UK-based operations, and expenses related to defending various legal matters.

FINANCE COSTS

Finance costs include bank charges and fees for bank drafts and letters of credit.  All letters of credit are secured by cash deposits, which are included in the restricted cash balance on the Company's balance sheet.  These costs increased to $0.1 million in the third quarter, and to $0.4 million year-to-date, versus the first nine months of 2001, due to increased usage of the Company's bank draft facility.

AMORTIZATION

Amortization charged during the period increased to $0.3 million, from $0.1 million in the third quarter of 2001, and from $0.2 million in the first nine months of 2001 to $0.7 million in the same 2002 period. The rise was due primarily to increased investment in computer equipment and software to support the Company's regulatory compliance initiatives in the jurisdictions of the Isle of Man and Alderney, the implementation of customer relationship management software and the establishment of its customer support facilities in the UK.

INTEREST INCOME

Interest income decreased in the quarter to $0.2 million, from $0.5 million in the corresponding quarter of the previous year. In the first nine months, interest income decreased to $0.5 million from $1.9 million in the first nine months of 2001. Two factors principally contributed to the decrease: first, a prevailing lower interest rate environment; and second, lower cash reserves as a result of the Company using $17.7 million (net) to repurchase common shares, and $5.6 million used in investing activities.

PROVISION FOR INCOME TAXES

Income taxes for the quarter decreased to $0.1 million, versus $0.4 million in the same 2001 quarter, primarily due to lower pretax profits in the 2002 period. For the nine-month period, a credit of $0.2 million was recorded, versus an expense of $1.3 million in the first nine months of 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintained its strong financial position during the quarter. At September 30, 2002, the Company had $25.8 million in cash and cash equivalents, an increase of $1.9 million or 8% from $23.9 million at June 30, 2002. In addition, the Company had $15.7 million of cash held on reserve with its bankers and third party payment providers to secure letters of credit granted to banks and third party payment providers to process deposit transactions on behalf of the Company, for a total cash position of $41.5 million.

Operating cash flow increased to $2.2 million in the third quarter of 2002, from $2.1 million in the same prior year quarter.  For the first nine months in 2002, operating cash flow decreased to $6.3 million from $13.6 million in the same nine months of 2001. The decrease was primarily due to lower net income, increased accrued liabilities and increased accounts payable resulting from the non-cash component of the special charge.

The Company has no debt, and expects foreseeable cash flow needs to be funded through existing cash resources and operating cash flows.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect and may affect the Company and its business, financial condition and results of operations are substantially unchanged from those discussed in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001 contained in the Company's 2001 Annual Report. All such risks and uncertainties, with the exception of the update below, are incorporated herein by reference.

GOVERNMENT REGULATION

There continues to be ongoing debate whether to prohibit or regulate the Internet gaming industry in the United States. Prohibition efforts persist, particularly at the federal level in the U.S., and remain an ongoing industry risk.

During the first nine months of 2002, there continued to be legislative efforts aimed at limiting or making illegal Internet gambling. Given the current session of Congress has returned for its final days of business, it is unlikely that such legislation will pass in 2002. However, the Company anticipates that further attempts to pass the same or similar legislation will continue until such time as legislation to legalize and regulate Internet gambling at the federal level is in place.

At the same time, positive efforts to regulate the industry continue in other jurisdictions, primarily in Europe.

OUTLOOK

While 2002 has brought many challenges for the whole Internet gaming industry, CryptoLogic has maintained its strong financial position and remains well positioned to capitalize on the growing international e-gaming market.

In the second quarter, CryptoLogic outlined its near-term priorities, based on a back-to-basics approach. These priorities were firstly, to implement additional non-credit card based payment options at licensees' casinos and secondly, to sharpen our focus on customer deliverables and satisfaction, which the Company has demonstrated positive results as evidenced in our third quarter achievements.  Thirdly, the Company aimed to return to both top and bottom line growth.  Again, the advancements made in the third quarter give CryptoLogic a very solid base to return to quarter-over-quarter growth.

Going forward, CryptoLogic's growth strategy will stay the course by continuing to:

  focus, through WagerLogic, on major brand name licensees in international markets that are looking to leverage their brand equity and larger user base on the Internet maintain our commitment to regulatory compliance;

  expand our range of marketed-oriented, customer-driven products across the gaming spectrum that enable licensees to grow profitable businesses with broad market appeal - through organic growth and by entering new markets; and

  remain firmly focused solid financial fundamentals

CRYPTOLOGIC INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	(Unaudited)	(Audited)
	As at	As at
	September 30,	December 31,
	2002	2001

ASSETS

Current Assets:
Cash and cash equivalents	$25,784	$42,822
Restricted cash	15,740	16,800
Reserves with processors	842	144
Accounts receivable	769	697
Income taxes recoverable	685	408
Prepaid expenses and other	956	768
	44,776	61,639

Investments	680	2,480

Capital assets	2,830	2,949

Intangible assets	252	337

Goodwill	1,040	1,040

	$49,578	$68,445

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$4,482	$2,704
Accrued liabilities	2,523	1,389
Funds held on deposit	3,528	3,263
	10,533	7,356

Shareholders' equity:
Capital stock	10,733	8,720
Retained earnings	28,312	52,369
	39,045	61,089
	$49,578	$68,445

CRYPTOLOGIC INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of U.S. dollars, except per share information)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,

	2002	2001	2002	2001

Revenue	$8,004	$10,702	$25,558	$32,365

Expenses
Software development and support	4,879	5,310	14,581	15,308
General and administrative	1,434	937	4,401	2,732
Finance	105	78	358	226
Amortization	303	83	718	217
	6,721	6,408	20,058	18,483

Income from operations	1,283	4,294	5,500	13,882

Interest income	164	497	490	1,873

Income before undernoted	1,447	4,791	5,990	15,755

Special charges	-	-	10,506	-

Income/(loss) before taxes	1,447	4,791	(4,516)	15,755

Provision for income taxes	145	382	(196)	1,341

Net income/(loss)	$1,302	$4,409	($4,320)	$14,414

Earnings/(loss) per share
Basic
Before tax effected special charges	$0.11	$0.33	$0.45	$1.05
Net income/(loss)	$0.11	$0.33	$(0.35)	$1.05
Diluted
Before tax effected special charges	$0.11	$0.30	$0.43	$0.95
Net income/(loss)	$0.11	$0.30	$(0.35)	$0.95

Weighted average number of shares ('000s)
Basic	12,317	13,211	12,274	13,670
Diluted	12,338	14,751	13,019	15,196

CRYPTOLOGIC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,

	2002	2001	2002	2001
Cash provided by (used in):

Operating activities:
Net income/(loss)	$1,302	$4,409	$(4,320)	$14,414
Adjustments to reconcile income/(loss) to cash
provided by (used in) operating activities:
Amortization	303	83	718	217
Writedown of investments	-	-	6,903	-
Changes in operating assets and liabilities:
Restricted cash	(1,200)	(2,500)	1,060	(3,300)
Reserves with processors	678	899	(698)	628
Accounts receivable	913	(268)	(72)	586
Prepaid expenses and other	288	(1,357)	(188)	(1,325)
Income taxes	(45)	(747)	(277)	302
Accounts payable	254	678	1,778	586
Accrued liabilities	(249)	355	1,134	470
Funds held on deposit	(9)	547	265	1,050
	2,235	2,099	6,303	13,628

Financing activities:
Issue of capital stock for cash	-	749	2,402	2,127
Repurchase of common shares	(330)	(756)	(20,126)	(14,145)
	(330)	(7)	(17,724)	(12,018)

Investing activities:
Additions to capital assets	(43)	(1,253)	(740)	(1,516)
Investments	-	-	(5,933)	(1,050)
Sale of investment	-	-	1,056	-
	(43)	(1,253)	(5,617)	(2,566)

Increase (decrease) in cash and cash equivalents	1,862	839	(17,038)	(956)

Cash and cash equivalents, beginning of period	23,922	40,901	42,822	42,696

Cash and cash equivalents, end of period	$25,784	$41,740	$25,784	$41,740

CRYPTOLOGIC INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars, except as indicated)

(Unaudited)

	For the three month ended September 30,				For the nine months ended September 30,
	2002		2001		2002		2001
	No. of Shares	Stated Value	No. of Shares	Stated Value	No. of Shares	Stated Value	No. of Shares	Stated Value
	('000s)		('000s)		('000s)		('000s)
Common Shares:
Balance, beginning of period	12,316	$10,483	13,182	$7,477	13,137	$8,448	14,079	$6,455
Repurchase of shares	(70)	(22)	(45)	(15)	(1,240)	(389)	(1,148)	(371)
Exercise of stock options	-	-	35	242	349	2,402	241	1,620
Exercise of Series C warrant	-	-	160	529	-	-	160	529
	12,246	10,461	13,332	8,233	12,246	10,461	13,332	8,233
Series C warrants:
Balance, beginning of period	-	-	160	22	-	-	160	22
Exercise of Series C warrants	-	-	(160)	(22)	-	-	(160)	(22)
Balance, end of period	-	-	-	-	-	-	-	-

Series F warrants:
Balance, beginning of period	30	272	-	-	30	272	-	-
Balance, end of period	30	272	-	-	30	272	-	-

Total capital stock		$10,733		$8,233		$10,733		$8,233

Retained earnings, beginning of period		$27,318		$48,105		$52,369		$51,133
Net income/(loss)		1,302		4,409		(4,320)		14,414
		28,620		52,514		48,049		65,547
Excess of purchase price of treasury shares over stated value		(308)		(741)		(19,737)		(13,774)
Retained earnings, end of period		28,312		51,773		28,312		51,773

Total shareholders' equity		$39,045		$60,006		$39,045		$60,006

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at September 30, 2002

(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2001, except as described below in Note 1 Change in Accounting Policy. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001, as set out in the 2001 Annual Report. All figures are in US dollars except where otherwise indicated.

1. Change in Accounting Policy

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002. Outstanding grants as at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments are applied retroactively, without restatement. The Company does not have any such grants as at January 1, 2002 and as such will apply the new recommendations prospectively.

In accordance with the new recommendations, the Company will continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. However, under the new recommendations, the Company is required to provide additional pro forma disclosures for options granted to employees as if the fair value based accounting method had been used to account for employee stock options.

The fair value of the options granted was determined using the Black-Scholes option pricing model using a dividend yield of 0% and the following weighted assumptions.

Risk-free rate

2.0%

Expected volatility

100.0%

Expected life of options in years

5.0

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company's net income and earnings per share would have been changed to the following pro-forma amounts:

 (In thousands of U.S. dollars,

   Three Months ending

       Nine Months ending

except per share information)

    September 30, 2002

       September 30, 2002

As reported

Pro forma

As reported

Pro forma

Net income (loss)

      $ 1,302

$  1,164

      $ (4,320)

$ (4,533)

Earnings (loss) per share

Basic

        $ 0.11

   $ 0.09

      $ (0.35)

$ (0.37)

Diluted

        $ 0.11

   $ 0.09

      $ (0.35)

$ (0.37)

2. Substantial Issuer Bid

On January 11, 2002 the Company purchased 1,004,934 at CDN$28.00 per share for a total cost, including transaction charges, of CDN$28,353,000 (US$17,763,000).

3. Normal Course Issuer Bid

In May 2001 the Board of Directors approved the repurchase and cancellation of up to 656,000 of the Company's outstanding common shares for the period commencing May 18, 2001 and ending May 17, 2002. Under this plan the Company repurchased and cancelled  440,500 common shares of which 165,500 common shares were repurchased and cancelled during the period January 1, 2002 to May 17, 2002 for a total cost, including transaction charges, of  $2,033,000.

In May 2002, the Board of Directors approved the repurchase and cancellation of up to 603,421 of the Company's outstanding common shares for the period commencing May 20, 2002 and ending on May 19, 2003. Under this plan the Company has repurchased and cancelled 70,000 common shares during the period May 20, 2002 to September 30, 2002 for a total cost, including transaction charges, of  $330,000.

4. Special Charges

During the second quarter, the Company took a one-time special charge of $10.5 million.  This charge related primarily to the writedown of investments that were deemed permanently impaired, including  the 100% writedown of the Company's investment in SCG Enterprises Limited, a wholly-owned subsidiary of Sports.com.

Also included in the writedown of investments is a net gain of $135,000 recognized on the sale of 100% of the Company's investment in Dot Com Entertainment Group Inc. (DCEG-OTCBB) representing 1,055,700 common shares for total proceeds of $1,056,000.

Reorganization costs were also included in the special charges and were mainly associated with the consolidation in the United Kingdom of the Players' support operations and costs associated with Executive Management reorganization.

The special charge also included a provision for other costs, consisting of estimated settlement and legal costs to defend current litigation relating to various disputes and costs associated with the investment in SCG Enterprises Limited.

CORPORATE DIRECTORY

DIRECTORS

Dennis Wing

Chairman

Robert Stikeman

Vice-Chairman

David Cynamon

Harvey Solursh

LEGAL COUNSEL

Stikeman, Graham, Keeley & Spiegel LLP

Toronto, Canada

AUDITORS

KPMG LLP Chartered Accountants

Toronto, Canada

BANKER

Bank of Montreal

Toronto, Canada

COMMON SHARES LISTED

TSX Symbol: CRY

Nasdaq Symbol: CRYP

WEB SITE

www.cryptologic.com

TRANSFER AGENTS

Equity Transfer Services Inc.

Toronto, Canada

416-361-0930

Continental Stock

Transfer & Trust Company

New York, USA

212-509-4000

OFFICERS

Lewis Rose

Interim President and CEO

James Ryan

Chief Financial Officer

Robert Stikeman

Secretary

INVESTOR RELATIONS

Nancy Chan-Palmateer

Director, Communications

Telephone

416-545-1455

Facsimile

416-545-1454

e-mail

investor.relations@cryptologic.com

CORPORATE GOVERNANCE

A comprehensive discussion of CryptoLogic's corporate governance information is provided in the Company's Management Information Circular, available on the SEDAR website at www.sedar.com, or by request.

HEAD OFFICE

1867 Yonge Street, 7th Floor

Toronto, Ontario, Canada M4S 1Y5